UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

WHEELING-PITTSBURGH CORPORATION

(Name of Registrant as Specified In Its Charter)

Esmark Incorporated

Bouchard Group, L.L.C.

Franklin Mutual Advisers, LLC

James P. Bouchard

Craig T. Bouchard

Albert G. Adkins

Clark Burrus

C. Frederick Fetterolf

James V. Koch

George Muñoz

Joseph Peduzzi

James A. Todd

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY

SUBJECT TO COMPLETION

DATED JULY 21, 2006

Esmark Incorporated

2500 Euclid Ave.

Chicago Heights, IL 60411

IMPORTANT RE:

2006 ANNUAL MEETING OF STOCKHOLDERS

OF

WHEELING-PITTSBURGH CORPORATION

                        , 2006

Dear Wheeling-Pittsburgh Corporation Stockholder:

Esmark Incorporated (“Esmark”) is soliciting your vote at the 2006 annual meeting of stockholders of Wheeling-Pittsburgh Corporation (“Wheeling-Pitt” or the “Company”) 2006 annual meeting of stockholders to be held on                      at                      (together with any adjournments or postponements of such meeting, the “2006 Annual Meeting”). Esmark does not believe that the board and management of Wheeling-Pitt are acting in the best interests of all stockholders. Esmark is therefore seeking your support at the 2006 Annual Meeting for the following purposes:

1. to elect a slate of nominees consisting of Albert G. Adkins, Craig T. Bouchard, James P. Bouchard, Clark Burrus, C. Frederick Fetterolf, James V. Koch, George Muñoz, Joseph Peduzzi, and James A. Todd (the “Nominees”) to the Wheeling-Pitt board to serve as directors of the Company for a term expiring at the 2007 annual meeting of Wheeling-Pitt stockholders (the “2007 Annual Meeting”);

2. to adopt a resolution amending the Company’s Amended and Restated By-Laws to fix the number of directors at eleven;

3. to adopt a resolution removing any directors other than the Nominees and the designees of the United Steel Workers of America;

4. to adopt a resolution to repeal any provision of, or amendments to, the Company’s Amended and Restated By-Laws unilaterally adopted by the board of directors after August 8, 2003 and before any of the Nominees joins the board of directors, if elected; and

5. to vote and represent you on any other business that may properly come before the 2006 Annual Meeting.

If we are successful in the election of all of the Nominees to the Wheeling-Pitt board of directors at the 2006 Annual Meeting, we intend promptly thereafter to ask the board of directors to consider our proposal for a merger of the two companies (the “Merger”). Our proposal would provide for Wheeling-Pitt to issue to Esmark stockholders 26.5 million new shares of common stock for a total valuation of Esmark of approximately $473 million (based on Wheeling-Pitt’s closing share price of $17.86 on July 14, 2006, the last trading day before Esmark announced its intention to elect the Nominees). Our proposed valuation reflects a current valuation of Esmark of approximately $273 million and includes an anticipated equity cash infusion of $200 million from Esmark’s largest stockholders, funds managed by Franklin Mutual Advisers, LLC, immediately before the Merger. Our proposal contemplates that after the Merger, Wheeling-Pitt would offer to repurchase, at $20.00 per share, up to 50% or 7.3 million outstanding shares of Wheeling-Pitt held by current stockholders who elect to sell their shares. If the slate of Nominees is elected, each of them will have an obligation under Delaware law to discharge his duties as a director in good faith, consistent with his fiduciary duties to Wheeling-Pitt and its stockholders. Your vote to elect the Nominees does not constitute a vote in favor of our Merger proposal. Any proposed merger with Esmark approved by the Wheeling-Pitt board of directors will require stockholder approval at a subsequent stockholders’ meeting.

We urge you to consider carefully the information contained in the attached proxy statement and then support our efforts by signing, dating and returning today the enclosed WHITE proxy card. The attached proxy statement and the enclosed WHITE proxy card are first being furnished to Wheeling-Pitt stockholders on or about                         , 2006.

If you have already sent to the Company a proxy card furnished by Company management, you have every right to change your vote by signing, dating and returning the enclosed WHITE proxy card. Only your latest-dated proxy card counts!

WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY!

If you have any questions about executing your proxy or require assistance, please contact Innisfree M&A Incorporated, which is assisting us, at their address or toll-free number as set forth below.

Thank you for your support!

ESMARK INCORPORATED

IMPORTANT

THIS SOLICITATION IS BEING MADE BY ESMARK AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

YOUR VOTE IS VERY IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED WHITE PROXY CARD AUTOMATICALLY REVOKES ALL PRIOR PROXY CARDS YOU MAY PREVIOUSLY HAVE SIGNED.

DO NOT MAIL ANY PROXY CARD OTHER THAN THE ENCLOSED WHITE PROXY CARD IF YOU WISH TO VOTE FOR THE NOMINEES AND FOR THE OTHER PROPOSALS DESCRIBED IN THE PROXY STATEMENT.

EVEN IF YOU PREVIOUSLY HAVE VOTED A PROXY CARD FURNISHED TO YOU BY THE COMPANY’S CURRENT BOARD, YOU HAVE THE LEGAL RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. ONLY YOUR LATEST-DATED PROXY WILL COUNT AT THE 2006 ANNUAL MEETING.

HOLDERS OF RECORD OF SHARES OF COMMON STOCK AS OF                         , 2006, THE RECORD DATE FOR VOTING AT THE 2006 ANNUAL MEETING, ARE URGED TO SUBMIT A WHITE PROXY CARD.

IF YOUR SHARES ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TO US IN CARE OF INNISFREE M&A INCORPORATED, THE FIRM ASSISTING US IN THE SOLICITATION OF PROXIES, IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY THAT INSTITUTION CAN SIGN A PROXY CARD WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES. WE URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO US IN CARE OF INNISFREE M&A INCORPORATED AT THE ADDRESS INDICATED BELOW SO THAT WE WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT ALL SUCH INSTRUCTIONS ARE FOLLOWED.

If you have any questions about executing your proxy or require assistance in doing so, please contact our proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue

New York, NY 10022

Toll Free: (888) 750-5834

Banks and Brokers call: (212) 750-5833

ESMARK INCORPORATED

2500 Euclid Ave.

Chicago Heights, IL 60411

2006 ANNUAL MEETING OF STOCKHOLDERS

OF

WHEELING-PITTSBURGH CORPORATION

PROXY STATEMENT

OF

ESMARK INCORPORATED

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

The enclosed WHITE proxy card is solicited on behalf of Esmark Incorporated (“Esmark”). Wheeling-Pittsburgh Corporation, a Delaware corporation (“Wheeling-Pitt” or the “Company”), has disclosed that only stockholders of record at the close of business on                        , 2006 (the “record date”) will be entitled to notice of, and to vote at, the 2006 annual meeting of stockholders of Wheeling-Pitt to be held on                      at                      (together with any adjournments or postponements of such meeting, the “2006 Annual Meeting”), with each outstanding share of Wheeling-Pitt common stock entitled to one vote. According to the Company’s proxy statement for the 2006 Annual Meeting, the Company had outstanding        shares of common stock, $0.01 par value per share, as of the record date. It is anticipated that Esmark’s mailing to stockholders of this proxy statement and the enclosed WHITE proxy card will commence on or about                         , 2006. The Company’s headquarters are located at 1134 Market Street, Wheeling, West Virginia 26003.

At the 2006 Annual Meeting, Esmark seeks your support for the following proposals:

(1) to elect a slate of nominees consisting of Albert G. Adkins, Craig T. Bouchard, James P. Bouchard, Clark Burrus, C. Frederick Fetterolf, James V. Koch, George Muñoz, Joseph Peduzzi, and James A. Todd (the “Nominees”) to the Wheeling-Pitt board to serve as directors of the Company for a term expiring at the 2007 annual meeting of Wheeling-Pitt stockholders (the “2007 Annual Meeting”);

(2) to adopt a resolution amending the Company’s Amended and Restated By-Laws to fix the number of directors at eleven;

(3) to adopt a resolution removing any directors other than the Nominees and the designees of the United Steel Workers of America;

(4) to adopt a resolution to repeal any provision of, or amendments to, the Company’s Amended and Restated By-Laws unilaterally adopted by the board of directors after August 8, 2003 and before any of the Nominees joins the board of directors if elected; and

(5) to vote and represent you on any other business that may properly come before the 2006 Annual Meeting.

We believe that the current Board of Directors (the “Board”) has not fulfilled its responsibility to the Company’s stockholders to enhance value for all of Wheeling-Pitt’s stockholders. In particular, we believe that the current Board has failed adequately to address persistent operational problems and strategic issues at the Company, including the long-term underperformance of Wheeling-Pitt’s share price, inconsistent financial performance and poor corporate governance. For these reasons and the other reasons described in this document, we urge you to elect the Nominees to the Wheeling-Pitt Board and vote for the other proposals described in this proxy statement. For further details on why we believe election of the Nominees will be beneficial to Wheeling-Pitt’s stockholders, see our discussion below under the headings

“BACKGROUND AND REASONS FOR THE SOLICITATION” and “PROPOSAL NO. 1—ELECTION OF THE NOMINEES AS DIRECTORS OF THE COMPANY.”

BACKGROUND AND REASONS FOR THE SOLICITATION

Background

Headquartered in the Chicago area, Esmark Incorporated is a steel services company founded by James P. Bouchard and Craig T. Bouchard. The mission of Esmark is to establish the benchmark standard for strategic consolidation, operating efficiency, and management excellence in the global steel service sector.

Esmark, one of the fastest growing steel companies in the world, distributes and provides just-in-time delivery of value-added steel products to approximately 2,000 core customers in the Midwest. A leader in the consolidation of the U.S. steel service center and converter industries, Esmark has successfully acquired nine steel companies since it was formed in 2003. Its acquisitions have focused on older, established companies that have subsequently been physically renovated and energized under Esmark’s innovative operational strategy. Esmark’s customers purchase a wide variety of cold rolled, coated, and hot rolled steel products. Esmark is projected to achieve pre-tax income of $32 million in 2006 and $39 million in 2007. Esmark currently has no long-term debt. Esmark has already invested over $80 million in steel facilities in the State of Ohio, and investments in those and additional facilities are projected to reach $100 million by year’s end.

For the reasons summarized below, an affiliate of Esmark is nominating the nine Nominees for election to Wheeling-Pitt’s Board at the 2006 Annual Meeting—Albert G. Adkins, Craig T. Bouchard, James P. Bouchard, Clark Burrus, C. Frederick Fetterolf, James V. Koch, George Muñoz, Joseph Peduzzi, and James A. Todd. We urgently seek your support for the Nominees.

Reasons for Solicitation

Since Wheeling-Pitt’s emergence from bankruptcy in 2003, the Company has experienced disappointing financial and operating performance despite participating in one of the strongest steel markets in decades. Wheeling-Pitt’s recent loss in the first quarter of 2006 was a continuation of this trend and the third consecutive quarterly operating loss posted by the Company. Wheeling-Pitt’s performance has been plagued by ongoing operational issues, high costs, legal problems, and consistently missed earnings expectations.

Wheeling-Pitt is one of the highest cost steel producers in North America. In a commodity business where the market sets prices, the high cost producers often do not survive. Wheeling-Pitt has already been the subject of bankruptcy proceedings once this decade and continues to face the need to improve its balance sheet and operational efficiency.

If we are successful in the election of all of the Nominees supported by Esmark to the Wheeling-Pitt Board at the 2006 Annual Meeting, we intend to promptly thereafter to ask the Board to consider our proposal for a merger of the two companies. In our proposed merger, we believe that Wheeling-Pitt could be transformed from a high cost steel producer to a company that combines the best of steel mini-mill production and distribution. The combined company would also have a solid balance sheet with Esmark delivering approximately $200 million of liquidity. We expect that the current management team would be replaced with seasoned operators who have a vision to create a low-cost steel producer with over 2,000 customers. We believe this would provide the opportunity to increase stockholder value.

In the absence of a transaction, Wheeling-Pitt’s valuation would be partially dependent on its ability to meet earnings expectations. However, since its emergence from bankruptcy, Wheeling-Pitt has exhibited inconsistent performance and, more recently, has failed to achieve earnings expectations, while its peers have been significantly more consistent in delivering earnings.

For all of these reasons, Esmark believes it is clear that change is needed at Wheeling-Pitt—and needed now.

THE MERGER PROPOSAL

If we are successful in the election of all of the Nominees supported by Esmark to the Wheeling-Pitt Board at the 2006 Annual Meeting, we intend to promptly thereafter ask the Board to consider our proposal for a merger of the two companies (the “Merger”). Our proposal would provide for Wheeling-Pitt to issue 26.5 million new shares of common stock to Esmark stockholders for a total valuation of Esmark of approximately $473 million (based on Wheeling-Pitt’s closing share price of $17.86 on July 14, 2006, the last trading day before Esmark announced its intention to elect the Nominees). Our proposed valuation reflects a current valuation of Esmark of approximately $273 million and includes the anticipated equity cash infusion of $200 million from Esmark’s largest stockholder, funds managed by Franklin Mutual Advisers, LLC, immediately before the Merger. Our proposal contemplates that after the Merger, Wheeling-Pitt would offer to repurchase, at $20.00 per share, up to 50% or 7.3 million outstanding shares of Wheeling-Pitt from current stockholders who elect to sell their shares. Esmark anticipates that the combined company would be led by the Esmark management team, which includes James P. Bouchard, Chairman and Chief Executive Officer, and Craig T. Bouchard, Vice-Chairman, President and Chief Financial Officer. Esmark’s Merger proposal also contemplates that two current executive managers of the Company would be replaced on the Board. If the Nominees are elected, each of them will have an obligation under Delaware law to discharge his duties as a director in good faith, consistent with his fiduciary duties to Wheeling-Pitt and its stockholders.

Consistent with their fiduciary duties to enhance value for all stockholders, the Nominees would be prepared to consider our Merger proposal and other possible alternatives to enhance value for all stockholders. If the Nominees are elected to the Board and the Board approves a merger with Esmark, the proposed Merger would be submitted to the Company’s stockholders for consideration at a subsequent stockholders’ meeting called for that purpose. A separate proxy statement relating to any proposed merger with Esmark would be sent to the stockholders and would contain information on the terms and conditions of any proposed merger. Your vote to elect the Nominees does not constitute a vote in favor of our Merger proposal.

THE PROPOSALS

Proposal No. 1—Election of The Nominees as Directors of the Company

There are currently eleven members of the Board, each serving for a period of one year. At the 2006 Annual Meeting, all eleven directors will be up for election. We are soliciting your proxy for the election of the nine Nominees, Albert G. Adkins, Craig T. Bouchard, James P. Bouchard, Clark Burrus, C. Frederick Fetterolf, James V. Koch, George Muñoz, Joseph Peduzzi, and James A. Todd, as directors of the Company to serve until the 2007 Annual Meeting of Stockholders and until their successors are duly elected and qualified. For information concerning the background and experience of each of the Nominees, see the discussion below under the heading “THE NOMINEES.”

YOUR VOTE IS VERY IMPORTANT. ESMARK RECOMMENDS THAT YOU VOTE TO ELECT THE NOMINEES, ALBERT G. ADKINS, CRAIG T. BOUCHARD, JAMES P. BOUCHARD, CLARK BURRUS, C. FREDERICK FETTEROLF, JAMES V. KOCH, GEORGE MUÑOZ, JOSEPH PEDUZZI, AND JAMES A. TODD BY SIGNING, DATING AND PROMPTLY MAILING THE ENCLOSED WHITE PROXY CARD.

General Information

Each of the Nominees has consented to being named in this proxy statement and to serve as a director until the expiration of his respective term and until such Nominee’s successor has been elected and qualified or until the earlier resignation or removal of such Nominee. None of the Nominees has any relationship with Wheeling-Pitt and each should be considered an independent director under applicable National Association of Securities Dealers Automated Quotation (“NASDAQ”) regulations.

Esmark does not expect that any of the Nominees will be unable to stand for election, but, in the event that any of them is unable to serve, the shares represented by the enclosed WHITE proxy card will be voted for a substitute nominee selected by Esmark’s affiliate. In addition, Esmark’s affiliate reserves the right to nominate substitute persons if Wheeling-Pitt makes or announces any changes to its Amended and Restated By-laws (the “By-Laws”) or takes or announces any other action that has, or if consummated would have, the effect of disqualifying its Nominees. In any such case, shares represented by the enclosed WHITE proxy card will be voted for such substitute nominees. Esmark’s affiliate reserves the right to nominate additional persons if Wheeling-Pitt increases the size of the Wheeling-Pitt Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to the effect of the Proposal No. 2 described below if approved by the stockholders as well as any potential claims under Delaware corporate law that Esmark or its affiliates may have, if any, regarding any attempt to increase the size of the current Wheeling-Pitt Board or to reconstitute or reconfigure the classes on which the current directors serve.

THE NOMINEES

The following table includes the name, age, business address, present principal occupation and employment and material occupations, positions, offices or employments for at least the past five years of each of the Nominees. The information appearing below has been furnished to Esmark by the Nominees. Each Nominee is a citizen of the United States of America.

Name and Business Address	Age	Present Principal Occupation and Five-Year Business Experience
Albert G. Adkins c/o Esmark Incorporated 2500 Euclid Ave. Chicago Heights, IL 60411	58	Mr. Adkins served as Vice President-Accounting, Controller, and Chief Accounting Officer for Marathon Oil Corporation from 2001 to 2006. Previously, Mr. Adkins served as Controller from 2000 to 2001 and Assistant Controller from 1998 to 2000 for United States Steel Corporation (USX) and Vice President of Accounting and Finance for Delhi Gas Pipeline Corporation from 1996 to 1997. Mr. Adkins is a certified public accountant and certified management accountant and is currently retired.

James P. Bouchard c/o Esmark Incorporated 2500 Euclid Ave. Chicago Heights, IL 60411	45	Mr. Bouchard is the founder, Chief Executive Officer, and Chairman of the Board of Esmark Incorporated and Chairman and Chief Executive Officer of the Bouchard Group, L.L.C. Prior to founding Esmark in 2003, Mr. Bouchard was Vice President-Commercial for U.S. Steel Kosice (Europe) from 2000 to 2002. During his 15 year career at U.S. Steel Group, Mr. Bouchard was Manager-Marketing, Manager–National Accounts and Strategic Market Development Manager. Mr. Bouchard served on the C.D.E. committee for Eurofer in Brussels, Belgium. In addition, he served as Chairman of the Steel Shipping Container Institute (SSCI) supplier division American Iron and Steel Institute (AISI) in Washington, DC.

Craig T. Bouchard c/o Esmark Incorporated 2500 Euclid Ave. Chicago Heights, IL 60411	52	Mr. Bouchard is the co-founder and President of Esmark. Mr. Bouchard has 25 years of experience in domestic and international finance, specializing in mergers, acquisitions and corporate finance and international trading, software and analytics. From 1998 to 2003, Mr. Bouchard was the President and Chief Executive Officer of NumeriX, a Wall Street software company.

Name and Business Address	Age	Present Principal Occupation and Five-Year Business Experience
		Prior to helping found NumeriX, Mr. Bouchard was a Senior Vice President at the First National Bank of Chicago (now J.P. Morgan Chase) from 1976 to 1995. During his 19-year career at the bank, Mr. Bouchard was the Global Head of Derivatives Trading, Head of Institutional Research, and Head of Asia Pacific.

Clark Burrus c/o Esmark Incorporated 2500 Euclid Ave. Chicago Heights, IL 60411	77	Mr. Burrus was the Vice Chairman of First Chicago Capital Markets, Inc. (now J.P. Morgan Chase), a broker-dealer registered with the Securities and Exchange Commission, and Co-Chairman of its public banking department from 1991 to 1998. Prior to that time, from 1979 to 1991 Mr. Burrus was Senior Vice President of the First National Bank of Chicago (now J.P. Morgan Chase) in its public banking department. From 1978 to 1981, he was Senior Vice President of the First National Bank of Chicago (now J.P. Morgan Chase) in its asset and liability management department. During the period of 1973 to 1979, Mr. Burrus served as Comptroller for the City of Chicago, the City’s chief financial officer, heading the Department of Finance which included the offices of City Comptroller, City Treasurer and Department of Revenue. During this period the City of Chicago accomplished a AA bond rating for the first time. Mr. Burrus has served as Chairman of the Chicago Transit Authority (CTA) and as a member of the board of numerous other organizations including the Chicago Council on Urban Affairs and member of the City of Chicago Board of Education. Mr. Burrus is a life member of GFOA (Government Finance Office Association), a life member of the Board of Trustees of Roosevelt University, a life member of the Metropolitan Planning Council of Chicago, and a life member of the Board of Trustees of the Rehabilitation Institute of Chicago. Mr. Burrus is a published author on minority issues in public finance. He is currently retired.

C. Frederick Fetterolf c/o Esmark Incorporated 2500 Euclid Ave. Chicago Heights, IL 60411	78	Mr. Fetterolf was President and Chief Operating Officer of Aluminum Company of America, Inc. from 1985 to 1991, and served as President of Alcoa from 1983 to 1985. Mr. Fetterolf currently serves as a director on the board and Chairman of the audit committee of Aleris International, Inc. Previously, Mr. Fetterolf has been a director of various publicly traded companies including Alcoa, Allegheny Technologies Incorporated, Mellon Bank Corporation, Praxair, Inc., Union Carbide Corp., Quaker State Corporation, Dentsply International Inc., Teledyne Technologies Incorporated, and several privately held firms including Provident Insurance Company, Ryan Homes and Allegheny Container. During his service on such boards, Mr. Fetterolf also served as Chair of the audit committee of Mellon Bank Corporation and Praxair, Inc. and as a member of the audit committee, executive committee and nominating committee of Union Carbide Corp. He is a former member of the compensation committee and technology committee for Allegheny Technologies Incorporated. Mr. Fetterolf presently serves as Trustee of Grove City College, Eastern University and several other non-profit boards. Mr. Fetterolf is currently retired.

James V. Koch Department of Economics Old Dominion University Norfolk, VA 23529	63	Dr. Koch is the Board of Visitors Professor of Economics and President Emeritus of Old Dominion University and has held that position since 2001. Dr. Koch was President of Old Dominion University and a Professor of Economics from 1990 to 2001. From 1986 to 1990, Dr. Koch was President of the University of Montana where he was also a member of the faculty as a Professor of Economics. Prior to such time, Dr. Koch was Provost, Vice President for Academic Affairs and a Professor of Economics at Ball State

Name and Business Address	Age	Present Principal Occupation and Five-Year Business Experience
		University from 1980 until 1986. He is currently a board member for the Virginia Research and Technology Advisory Commission, the MacArthur Foundation, the Bureau of Business and Economic Research, and Eastern Virginia Medical School. Dr. Koch is also the published author of a number of books and articles on economics and has over 40 years of experience in industrial organization, pricing, and antitrust; microeconomic theory; economics of education; and economics of e-commerce.

George Muñoz 2111 Wilson Blvd. Suite 800 Arlington, VA 22201	55	Mr. Muñoz is a licensed attorney and certified public accountant. Since 2001, Mr. Muñoz has served as Principal and President of Muñoz Investment Banking Group, LLC in Washington, DC, and as a partner at the law firm of Tobin, Petkus & Muñoz in Chicago. From 1997 to 2001, Mr. Muñoz was President and CEO of the Overseas Private Investment Corporation where he supervised an 18 billion dollar portfolio of loans, guarantees and political risk insurance on private sector investments in global emerging markets. Mr. Muñoz served in the U.S. Treasury Department as Assistant Secretary for Management and Chief Financial Officer from 1993 to 1997. From 1990 to 1993, Mr. Muñoz was a partner in the investment banking firm of Stevenson, Colling & Muñoz. Mr. Muñoz was an associate and partner in the Chicago law firm of Mayer Brown and Platt from 1980 to 1989. He currently serves as a director for Marriott International Inc., Altria Group Inc., Anixter International, Inc., and MWH, a privately held global engineering consulting firm. In addition, he is a trustee for The National Geographic Society.

Joseph Peduzzi TF Asset Management 401 Liberty Avenue Suite 2075 Pittsburgh, PA 15222	41	Mr. Peduzzi currently serves as director for Tiberius Qualified Master Fund, Ltd., a management company for various investment funds and accounts. Since 2001, he has also served as Managing Partner of TF Asset Management LLC and since 2005, as a partner of Montrachet Capital Management LLC. Mr. Peduzzi was the managing member and President of Peduzzi Investment Group, LLC. from 1996 to 1999, and a director and President of Peduzzi Investment Group Inc. from 1993 to 1996. From 1989 to 1992, Mr. Peduzzi was a derivatives trader for Susquehanna Investment Group.

James A. Todd 1000 Urban Center Parkway Suite 100 Birmingham, AL 35242	77	Mr. Todd is currently President and CEO of CanAm Corporation which pursues investment opportunities in coal, iron ore, and steel industries. Mr. Todd was CEO of Birmingham Steel Corporation from 1980 to 1996. In 1999, Mr. Todd rejoined Birmingham Steel Corporation as Vice Chairman and Director, positions he held until 2002. In 1993, Mr. Todd was named “Steel Maker of the Year” by Iron Age Magazine. Mr. Todd currently serves as a trustee for Louisville Presbyterian Theological Seminary and a nonexecutive chair of ABC Polymer Industries LLC. (1)

1	In 2002, during Mr. Todd’s tenure as Vice Chairman and Chief Administrative Officer, Birmingham Steel Corporation filed a case in the United States Bankruptcy Court for the District of Delaware under Chapter 11 of the Bankruptcy Code.

There can be no assurance that our Merger proposal will be approved by the Board if the Nominees are elected. Your vote to elect the Nominees does not constitute a vote in favor of our Merger proposal, and any proposed merger with Esmark that is approved by the Board will require stockholder approval at a subsequent stockholders’ meeting called for that purpose. The vote of a plurality of Wheeling-Pitt stockholders to elect the Nominees would have the legal effect of replacing nine incumbent directors of Wheeling-Pitt with the Nominees.

Esmark and the Nominees do not oppose re-election of the two incumbent directors who were designated to serve as directors by the United Steel Workers of America under the collective bargaining agreement with the

Company. In the event that the Nominees are elected to the Board and these incumbent directors are not re-elected to the Board at the 2006 Annual Meeting, Esmark anticipates that the Nominees will take the steps necessary to appoint these individuals to the Board after the 2006 Annual Meeting.

If elected to the Board, the Nominees will constitute a majority of the current eleven members of the Board, until the 2007 Annual Meeting or some other change in composition of the Board. Under the Company’s By-Laws, a majority of the Board constitutes a quorum for the transaction of business, and the act of a majority of the Board present at a Board meeting at which a quorum is present, shall be the act of the Board. If elected, the Nominees will consider our Merger proposal; however, the Nominees understand that, if elected as directors of Wheeling-Pitt, each will have an obligation under Delaware law to discharge his duties as a director in good faith, consistent with his fiduciary duties to Wheeling-Pitt and its stockholders. Consistent with their fiduciary duties to enhance value for all stockholders, the Nominees would be prepared to consider our Merger proposal and other possible alternatives to enhance value for all stockholders.

If elected, the Nominees will not receive any compensation from Esmark for their service as directors of Wheeling-Pitt. If elected, the Nominees will be entitled to such compensation from Wheeling-Pitt as is consistent with Wheeling-Pitt’s past practice for other non-employee directors, which is described in Wheeling-Pitt’s proxy statement for the 2006 Annual Meeting.

None of the Nominees is a party adverse to Wheeling-Pitt or any of its subsidiaries or has a material interest adverse to Wheeling-Pitt or any of its subsidiaries in any material legal proceeding. Except as disclosed in this proxy statement, none of the Nominees, Esmark, any of the other participants in this solicitation or any of their affiliates or associates has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2006 Annual Meeting, aside from such persons’ interests as stockholders of the Company.

Agreements Between Esmark and Nominees

Each Nominee is a party to an agreement with Esmark pursuant to which Esmark will indemnify the Nominee in the event of certain claims against the Nominee in connection with his nomination for election at the 2006 Annual Meeting and the solicitation of proxies in support of his election.

Other than as stated in this proxy statement, there are no arrangements or understandings between Esmark and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES, ALBERT G. ADKINS, CRAIG T. BOUCHARD, JAMES P. BOUCHARD, CLARK BURRUS, C. FREDERICK FETTEROLF, JAMES V. KOCH, GEORGE MUÑOZ, JOSEPH PEDUZZI, AND JAMES A. TODD, ON THE ENCLOSED WHITE PROXY CARD.

For information about the incumbent directors whom the Company has proposed for re-election, and other matters, you should carefully read the Company’s proxy statement for the 2006 Annual Meeting.

The election of the Nominees at the 2006 Annual Meeting may constitute a change of control as defined under retention agreements between the Company and its executives, as well as under the Company’s 2003 Management Stock Incentive Plan and 2003 Management Restricted Stock Plan (collectively, the “Stock Plans”). As a result, certain Company executives may be entitled to receive payments under these retention agreements. Also, under the Stock Plans, unvested options held by Company executives and employees may vest and restrictions on restricted stock awards made to Company executives and employees may lapse. According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”), agreements with certain executives provide that if termination without cause or resignation for good reason (as defined in the retention agreements) occurs within one year following a change of control of the Company or

Wheeling-Pittsburg Steel Corporation, its principal operating subsidiary (“WPSC”), the executive will receive a payment equal to two times his highest annual salary in effect during the one year immediately preceding the date of the change of control and will also be entitled to a pro rata bonus amount. According to the 2005 Form 10-K, these agreements also provide for an equivalent change of control severance benefit if the executive resigns for any reason within the period of 30 days beginning six months immediately following a change of control of the Company or WPSC. In addition, the 2005 Form 10-K indicates that these agreements entitle the executive to these change of control severance payments even if the termination occurs prior to the date of a change of control, in circumstances constituting good reason, where it is reasonably demonstrated that such circumstances (i) occurred at the request of a third party who has taken steps reasonably calculated to effect a change of control, or (ii) otherwise arose in connection with or anticipation of a change of control. The 2005 Form 10-K also indicates that Mr. Bradley is entitled under his retention agreement to a payment equal to three times his highest annualized salary in effect during the one year immediately preceding the date of termination and the pro rata bonus amount upon any resignation (whether with good reason or not) within six months following a change of control of the Company or WPSC. According to the 2005 Form 10-K, the Company has retention agreements with each of the following: James G. Bradley, President and Chief Executive Officer of the Company and Chief Executive Officer of WPSC; Paul J. Mooney, Executive Vice President and Chief Financial Officer of the Company and WPSC; John W. Testa, Vice President, Secretary and Treasurer of the Company and Senior Vice President, Chief Restructuring Officer and Corporate Secretary of WPSC; Donald E. Keaton, Vice President, Steel Manufacturing and Procurement of WPSC; Harry L. Page, President and Chief Operating Officer of WPSC; Steven W. Sorvold, Vice President, Commercial of WPSC and Daniel C. Keaton, Senior Vice President, Human Resources and Public Relations of WPSC. According to the 2005 Form 10-K, the Company has entered into agreements with James E. Muldoon, Vice President, Business Development of WPSC and Michael P. DiClemente, Treasurer of WPSC, providing for certain change of control severance payments on terms and conditions substantially similar to the retention agreements. Under the terms of the Company’s 2003 Management Stock Incentive Plan, upon the occurrence of a change of control, each outstanding option not then exercisable in full and each restricted stock award still then subject to a risk of forfeiture will be automatically accelerated, subject to any provisions in then outstanding awards granting greater rights to the holders thereof. Under the 2005 Restricted Stock Plan, any risk of forfeiture and restriction period under an award lapses immediately in full upon a change of control. For further information on these arrangements, the compensation received by certain Company executives and awards under the Stock Plans to certain Company executives, you should carefully read the 2005 Form 10-K and the Company’s proxy statement for the 2006 Annual Meeting.

Proposal No. 2—Amendment to Amended and Restated By-Laws to Fix the Number of Directors at Eleven

Section 3.1(b) of the Company’s By-Laws provides that the Board shall consist of eleven directors or such other number as the Board determines from time to time. We believe that in order to ensure that the will of the Company’s stockholders with respect to this proxy solicitation is upheld, no effect should be given to an increase in the size of the Board unilaterally adopted by the Board before the 2006 Annual Meeting. Stockholders are therefore being asked to adopt a resolution that would fix the number of directors at eleven.

Proposal 2 provides for the adoption of the resolution in the following form:

RESOLVED, that Section 3.1(b) of the Amended and Restated By-Laws be amended by deleting the first sentence and replacing it with the following: “The Board of Directors shall consist of eleven (11) directors.”

WE URGE YOU TO VOTE FOR THE ADOPTION OF THIS RESOLUTION ON THE ENCLOSED WHITE PROXY CARD.

Proposal No. 3—Removal of Directors other than the Nominees and the Designees of the United Steel Workers of America.

Assuming the Nominees are elected to the Board, we believe that the remaining two directors should be the designees of the United Steel Workers of America under the Company’s collective bargaining agreement with the union. Because Company directors are elected by a plurality vote (the individuals receiving the highest number of affirmative votes are elected), the Nominees could receive a majority of the votes cast and yet two Company nominees other than the union designees could be elected as the remaining two directors of the Board even though they may receive a significantly lower vote. We believe that in order to ensure that the will of the Company’s stockholders with respect to this proxy solicitation is upheld and that it is not necessary to increase the number of directors to appoint the union designees as directors, directors other than the Nominees and union designees should be removed as directors. If this resolution is approved and vacancies on the Board result, we anticipate that the Nominees will appoint the two union designees to fill the vacancies.

Proposal No. 3 provides for the adoption of the resolution in the following form:

RESOLVED, that directors, other than Albert G. Adkins, Craig T. Bouchard, James P. Bouchard, Clark Burrus, C. Frederick Fetterolf, James V. Koch, George Muñoz, Joseph Peduzzi, James A. Todd, James L. Bowen and Lynn R. Williams (or substitute nominees of Esmark Incorporated’s affiliate or substitute designees of the United Steel Workers of America elected as directors at the 2006 Annual Meeting of Stockholders of Wheeling-Pitt), are hereby removed.

WE URGE YOU TO VOTE FOR THE ADOPTION OF THIS RESOLUTION ON THE ENCLOSED WHITE PROXY CARD.

Proposal No. 4—Repeal Certain Amendments to Amended and Restated By-Laws

Article VIII of the Company’s By-Laws provides that, subject to any limitations imposed by the Company’s Certificate of Incorporation, the By-Laws may be amended by resolution of the Board duly adopted by a majority of the directors then constituting the full Board, except that a majority vote of the stockholders is required for any alteration, amendment or repeal of the provisions in Section 3.1(b) of the By-Laws regarding the classification or length of terms of service of directors of the Company.

We believe that in order to ensure that the will of the Company’s stockholders with respect to this proxy solicitation is upheld, no effect should be given to any provision or amendment to the By-Laws unilaterally adopted by the Board after the date of the most recent publicly disclosed By-Laws, which is August 8, 2003. Stockholders are therefore being asked to adopt a resolution that would repeal any provision of the By-Laws or amendment to the By-Laws that the Board adopted or adopts after August 8, 2003 and before any of the Nominees joins the Board, if elected, including, without limitation, any amendments the Board has adopted without public disclosure or might adopt in an effort to impede the effectiveness of the nomination of the Nominees, negatively impact Esmark’s ability to solicit and/or obtain proxies from stockholders, countermine the will of the stockholders expressed in those proxies or modify the Company’s corporate governance regime. We are not currently aware of any specific By-Law provisions that would be repealed by the adoption of this proposal.

Although adoption of this proposal could have the effect of repealing previously undisclosed By-Law amendments without considering the beneficial nature, if any, of such amendments to the stockholders, it would not repeal any such amendments that were approved by the stockholders.

Proposal No. 4 provides for the adoption of the resolution in the following form:

RESOLVED, that the Amended and Restated By-Laws of the Company are hereby amended to repeal any and all amendments thereto adopted by the Board of Directors of the Company and not by the stockholders of the Company after August 8, 2003 and before any of the Nominees joins the Board, if elected.

WE URGE YOU TO VOTE FOR THE ADOPTION OF THIS RESOLUTION ON THE ENCLOSED WHITE PROXY CARD.

VOTING AND PROXY PROCEDURES

Based on information contained in Wheeling-Pitt’s proxy statement for the 2006 Annual Meeting, stockholders of record of Wheeling-Pitt at the close of business on                        , 2006, the record date, will be entitled to notice of and to vote at the 2006 Annual Meeting. Each share of common stock is entitled to one vote. Stockholders who sell their shares of common stock before the record date (or acquire them without voting rights after the record date) may not vote such shares of common stock. Stockholders of record on the record date will retain their voting rights in connection with the 2006 Annual Meeting even if they sell their shares of common stock after the record date. Accordingly, it is important that you vote the shares you owned on the record date or grant a proxy to vote such shares, even if you sell some or all of your shares after the record date. Based on publicly available information, Esmark believes that        shares of common stock are the only outstanding securities of Wheeling-Pitt entitled to vote at the 2006 Annual Meeting.

Shares of common stock represented by properly executed proxy cards will be voted at the 2006 Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the Election Proposal and FOR the other proposals described in this proxy statement, and in the discretion of the person named as proxy, on all other matters as may properly come before the 2006 Annual Meeting.

We are asking you to vote FOR the Election Proposal and FOR the other proposals described in this proxy statement. The enclosed WHITE proxy card may only be used to vote for the Nominees and the other proposals described in this proxy statement and does not confer voting power with respect to the Company’s nominees or any other proposals in the Company’s proxy statement. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. The participants in this solicitation intend to vote all of their shares of common stock for the Nominees and the other proposals described in this proxy statement and will not vote their shares of common stock in favor of any of the Company’s director nominees.

Quorum

Based on information contained in Wheeling-Pitt’s By-Laws and proxy statement for the 2006 Annual Meeting, in order to conduct any business at the 2006 Annual Meeting, a quorum must be present in person or represented by valid proxies. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting constitutes a quorum. All shares of common stock that are voted “FOR,” “AGAINST” or “ABSTAIN” (or “WITHHOLD” in the case of election of directors) on any matter will count for purposes of establishing a quorum and will be treated as common stock entitled to be voted at the 2006 Annual Meeting.

Votes Required For Approval

Based on information contained in Wheeling-Pitt’s By-Laws and proxy statement for the 2006 Annual Meeting, directors are elected by a plurality vote of shares of common stock cast in person or by proxy at the 2006 Annual Meeting. A plurality means that the individuals who receive the largest number of affirmative votes are elected as directors. Actions on all other matters to come before the meeting will be approved by the affirmative vote of a majority of shares present in person or represented by proxy at the 2006 Annual Meeting and entitled to vote on such matter.

Abstentions and Broker Non-Votes

Based on information contained in Wheeling-Pitt’s proxy statement for the 2006 Annual Meeting, abstentions will be counted for the purpose of determining whether a quorum is present. Abstentions will not be counted as votes cast on any proposal set forth in this proxy statement. Accordingly, by abstaining, your shares will not be voted either for or against the proposals described in this proxy statement, but will be counted for quorum purposes. We encourage you to participate in the voting process to the fullest extent possible. “Broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum but otherwise will not have an impact on the votes cast on any proposal set forth in this proxy statement. Broker non-votes occur when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Because the election of directors at the 2006 Annual Meeting is contested, your broker will not be permitted to vote your shares unless you provide specific instructions.

Revocations of Proxies

Stockholders of Wheeling-Pitt may revoke their proxies at any time prior to exercise by attending the 2006 Annual Meeting and voting in person (although attendance at the 2006 Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will also constitute a revocation of any earlier proxy. The revocation may be delivered either to Esmark in care of Innisfree M&A Incorporated at the address set forth on the back cover of this proxy statement or to Wheeling-Pitt at 1134 Market Street, Wheeling, West Virginia 26003 or any other address provided by Wheeling-Pitt. Although a revocation is effective if delivered to Wheeling-Pitt, Esmark requests that either the original or photostatic copies of all revocations be mailed to Esmark in care of Innisfree M&A Incorporated at the address set forth on the back cover of this proxy statement so that Esmark will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the record date of a majority of the outstanding shares of common stock. Additionally, Innisfree M&A Incorporated may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees and approval of the other proposals described herein.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE WHEELING-PITT BOARD AND FOR THE OTHER PROPOSALS DESCRIBED IN THIS PROXY STATEMENT, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

In addition to the use of the mails, proxies may be solicited by personal interview, telephone, facsimile, telegram and the Internet by officers and other employees of Esmark and its affiliates participating in this solicitation, none of whom will be specially compensated for these services. Esmark has engaged Innisfree M&A Incorporated to serve as a proxy solicitor. Approximately 50 persons will be utilized by Innisfree M&A Incorporated in its solicitation efforts, which may be made by telephone, facsimile, telegram or the Internet, or by personal interview. Esmark will pay Innisfree M&A Incorporated a fee of up to approximately $         and will reimburse Innisfree M&A Incorporated for its reasonable out-of-pocket expenses. The entire expense of preparing, assembling, printing and mailing this proxy solicitation and related materials and the cost of soliciting proxies will be borne by Esmark. Although no precise estimate can be made at the present time, Esmark currently estimates that the total expenditures relating to the proxy solicitation incurred by Esmark may be approximately $        , of which approximately $         has been incurred to date. In the event that the Nominees are elected to the Wheeling-Pitt Board, Esmark currently intends to seek reimbursement of such expenses from Wheeling-Pitt and does not intend to submit such reimbursement to a vote of Wheeling-Pitt’s stockholders.

Esmark will also request that brokers, nominees, custodians and other fiduciaries forward soliciting materials to the beneficial owners of shares of common stock held of record by such brokers, nominees, custodians and other fiduciaries. Esmark will reimburse such persons for their reasonable out-of-pocket expenses in connection therewith.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

In addition to the Nominees, Esmark and certain of its affiliates are “participants” (as defined in instruction 3 to Item 4 of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in this proxy solicitation. None of the participants in this solicitation owns any common stock of Wheeling-Pitt, other than the Bouchard Group, L.L.C. which owns 100 shares (less than 1% of the outstanding shares) of common stock of Wheeling-Pitt. Certain other information relating to the participants is set forth below.

Name and Business Address and Business or Principal Occupation of Participants in the Solicitation Other than the Nominees

Bouchard Group, L.L.C., an investment holding company

2500 Euclid Ave.

Chicago Heights, IL 60411

Esmark Incorporated, a steel services company 2500 Euclid Ave. Chicago Heights, IL 60411

Franklin Mutual Advisers, LLC, a registered investment adviser and investment manager 101 John F. Kennedy Parkway Short Hills, NJ 07078

Bradley Takahashi, Vice President Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, NJ 07078

Peter Langerman, Chairman and Chief Executive Officer Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, NJ 07078

Shawn Tumulty, Portfolio Manager Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, NJ 07078

Michael Embler, Chief Investments Officer Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, NJ 07078

As of the date of this proxy statement, the only purchases and sales of securities of Wheeling-Pitt during the past two years by the participants in this proxy solicitation was the purchase of 100 shares of common stock by the Bouchard Group, L.L.C. on July 12, 2006 in a private transaction. In connection with the purchase of these shares, the Bouchard Group, L.L.C. received an irrevocable proxy to vote these shares and to exercise other rights of ownership with respect to these shares. The Bouchard Group, L.L.C. has also agreed that if it sells these shares to any third party on or before July 12, 2007, it will pay the seller in the private transaction an amount per share equal to the amount by which the sales price exceeds the $20.00 per share purchase price.

As of the date of this proxy statement, funds managed by Franklin Mutual Advisers, LLC own all of the issued and outstanding Class A Convertible Preferred Shares of Esmark, which if converted into Esmark common stock in accordance with its terms would represent approximately 65% of the issued and outstanding equity securities of Esmark on a fully diluted basis. As of the date of this proxy statement, James P. Bouchard may be deemed to control the Bouchard Group, L.L.C. and to beneficially own approximately 25.7% of the outstanding Esmark common stock (approximately 7.7% on a fully diluted basis, assuming conversion of the Class A Convertible Preferred Shares held by funds managed by Franklin Mutual Advisers, LLC) held by the Bouchard Group, L.L.C. as of the date of this proxy statement. Craig T. Bouchard may be deemed to beneficially own approximately 9.8% of the outstanding Esmark common stock (approximately 2.9% on a fully diluted basis, assuming conversion of the Class A Convertible Preferred Shares held by the funds managed by Franklin Mutual Advisers, LLC) as of the date of this proxy statement. James P. Bouchard and Craig T. Bouchard are brothers.

Except as otherwise set forth in this proxy statement, to the best knowledge of Esmark:

(i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(ii) no participant in this solicitation owns any securities of Wheeling-Pitt which are owned of record but not beneficially;

(iii) no part of the purchase price or market value of the securities of Wheeling-Pitt owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;

(iv) no participant in this solicitation is, or within the past year was, a party to any contracts, arrangements or understandings with any person with respect to any securities of Wheeling-Pitt, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

(v) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Wheeling-Pitt;

(vi) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Wheeling-Pitt;

(vii) no participant in this solicitation or, to the best of such participant’s knowledge, any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of Wheeling-Pitt’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Wheeling-Pitt or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000;

(viii) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by Wheeling-Pitt or its affiliates, or with respect to any future transactions to which Wheeling-Pitt or any of its affiliates will or may be a party;

(ix) no participant in this solicitation has been indebted to Wheeling-Pitt or any of its subsidiaries at any time since the beginning of Wheeling-Pitt’s last fiscal year in an amount in excess of $60,000;

(x) no participant in this solicitation has or has had, during Wheeling-Pitt’s last fiscal year, any business relationship that is required to be disclosed pursuant to Item 404(b) of Regulation S-K of the Securities Act of 1933, as amended; and

(xi) no participant in this solicitation, at any time during Wheeling-Pitt’s last fiscal year, has failed to file on a timely basis the reports required by Section 16(a) of the Exchange Act.

SECURITY OWNERSHIP OF DIRECTORS, OFFICERS

AND MAJOR STOCKHOLDERS OF WHEELING-PITTSBURGH CORPORATION

The following table is derived solely from the Company’s 2005 Form 10-K filed with the SEC on March 14, 2006 and sets forth, as of February 28, 2006, certain information regarding beneficial ownership of the Company’s common stock by: (1) each person who is known to the Company to own beneficially more than 5% of the common stock; (2) each member of the Company’s Board of Directors, including nominees for director; (3) each of the executive officers listed in the Summary Compensation Table of the Company’s proxy statement; and (4) all of the Company’s executive officers and directors as a group. For purposes of this table, shares are considered “beneficially owned” if the person, either directly or indirectly, has sole or shared power to direct the voting of the securities or has sole or shared power to dispose or direct the disposition of the securities. A person is also considered to beneficially own shares that such person has the right to acquire within 60 days after February 28, 2006. Unless otherwise indicated in a footnote, each individual or a group possesses sole voting and investment power with respect to the shares indicated as beneficially owned.

	Common Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage(1)
Wheeling-Pittsburgh Steel Corporation Retiree Benefits Plan Trust(2)	3,465,620	23.49%
Wellington Management Company, LLP(3)	2,042,122	13.84%
Jeffery L. Gendell(4)	1,422,778	9.64%
Spears Grisanti & Brown LLC(5)	1,229,571	8.33%
FMR Corp.(6)	841,516	5.70%
Jim Bowen(7)	7,011	*
Edward J. Curry, Jr.(7)	7,011	*
Michael Dingman(7)	6,659	*
Robert E. Heaton(7)	7,011	*
Roland L. Hobbs(7)	7,011	*
Alicia H. Munnell(7)	7,011	*
D. Clark Ogle(7)	6,659	*
James B. Riley(7)	7,365	*
Lynn R. Williams(7)	6,659	*
James G. Bradley(8)	32,000	*
Paul J. Mooney(8)	17,872	*
Harry L. Page(8)	14,286	*
Daniel C. Keaton(8)	20,453	*
Donald E. Keaton(8)	20,453	*
All executive officers and directors as a group (18 persons)(9)	237,127	1.61%

*	Less than 1%.
(1)	As of December 31, 2005, 32,014 shares of Wheeling-Pitt’s common stock have been reserved for issuance upon the resolution of certain disputed claims filed by Wheeling-Pitt’s creditors. Shares of common stock reserved for this purpose that are not ultimately required to be issued to satisfy disputed claims will be distributed on a pro rata basis to the other members of that class of creditors. Accordingly, as the Company settles disputed claims, the number of shares and the corresponding percentage of common stock beneficially owned by certain persons listed in the table may increase slightly over time without further action on the part of such persons.
(2)

Represents shares issued to the VEBA trust. These shares are held of record by WesBanco Bank, Inc., as trustee of the VEBA trust, which is subject to the direction of U.S. Trust Company, N.A. in its capacity as independent fiduciary for the VEBA trust, with respect to the disposition and voting of the shares. The address of U.S. Trust Company, N.A. is 600 14th Street, N.W. Washington, District of Columbia. 20005-3314. The address of the VEBA trust is c/o WesBanco Bank, Inc., as trustee, One Bank Plaza, Wheeling, West Virginia 26003. Amendment No. 3 to Schedule 13G filed with the Securities and Exchange

Commission by U.S. Trust Corporation, U.S. Trust Company of New York and U.S. Trust Company, N.A. on February 14, 2006 reports shared power to dispose or to direct the disposition of 412,980 additional shares (or approximately 2.7% of the outstanding common stock) held by U.S. Trust Company, N.A. in its capacity as trustee of Wheeling-Pitt’s salaried 401K plan.

(3)	The number of shares beneficially owned is based solely on information reported in Amendment No. 2 to Schedule 13G filed with the Securities and Exchange Commission by Wellington Management Company, LLP on February 14, 2006 with respect to its holdings as of December 31, 2005. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.
(4)	Represents 768,523 shares held by Tontine Partners, L.P., 458,821 shares held by Tontine Overseas Fund, Ltd., 119,010 shares held by Tontine Capital Partners, L.P. and 76,424 shares held by Tontine Capital Management, L.L.C. Tontine Management, L.L.C., the general partner of Tontine Partners, L.P., has the power to direct the affairs of Tontine Partners, L.P., including decisions with respect to the disposition of the proceeds from the sale of the shares. Tontine Overseas Associates, L.L.C. serves as investment manager to Tontine Overseas Fund, Ltd. with respect to the shares directly owned by Tontine Overseas Fund, Ltd. Tontine Capital Management, L.L.C., the general partner of Tontine Capital Partners, L.P., has the power to direct the affairs of Tontine Capital Partners, L.P., including decisions with respect to the disposition of proceeds from the sale of the shares. Jeffrey L. Gendell is the managing member of Tontine Management, L.L.C., Tontine Capital Management, L.L.C. and Tontine Overseas Associates, L.L.C. and in that capacity directs their operations. The foregoing management information and number of shares beneficially owned is based solely on information reported in Amendment No.3 to Schedule 13G filed with the Securities and Exchange Commission by Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C. and Mr. Gendell on February 14, 2006 with respect to their holdings as of December 31, 2005. The address of Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C. and Jeffrey L. Gendell is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.
(5)	Includes 56,300 shares held by SGB Simurgh Master Fund Ltd. Spears Grisanti & Brown LLC is the Investment Manager for Simurgh Master Fund Ltd. William G. Spears, Vance C. Brown and Christopher C. Grisanti are the Managers of Spears Grisanti & Brown LLC. The foregoing management information and number of shares beneficially owned is based solely on information reported in Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission by Spears Grisanti & Brown LLC and Messrs. Spears, Brown and Grisanti on February 23, 2006 with respect to their holdings as of December 31, 2005. The address of Spears Grisanti & Brown LLC and Messrs. Spears, Brown and Grisanti is c/o Spears Grisanti & Brown LLC, 45 Rockefeller Plaza, New York 10111.
(6)	The number of shares beneficially owned is based solely on information reported in Schedule 13G filed with the Securities and Exchange Commission by FMR Corp. on February 14, 2006 with respect to its holdings as of December 31, 2005. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and a registered investment advisor, is the beneficial owner of the shares as a result of acting as investment advisor to Fidelity Low Priced Stock Fund. Edward C. Johnson 3rd and FMR Corp., through its control of Fidelity Management & Research Company and Fidelity Low Priced Stock Fund, each has the sole power to dispose of the shares. Members of the family of Edward C. Johnson 3rd, chairman of FMR Corp., through their ownership of voting common stock of FMR Corp. and the execution of a stockholders’ voting agreement, may be deemed to form a controlling group with respect to FMR Corp. The address of FMR Corp., Fidelity Management & Research Company, Fidelity Low Priced Stock Fund and Edward C. Johnson 3rd is 82 Devonshire Street, Boston, Massachusetts 02109.
(7)	Represents shares issuable upon exercise of currently exercisable options to purchase shares of Wheeling-Pitt common stock.
(8)	Represents shares originally issued under Wheeling-Pitt’s 2003 Restricted Stock Plan.
(9)	Includes shares held by Messrs. Bowen, Curry, Dingman, Heaton, Hobbs, Ogle, Riley, Williams, Bradley, Mooney, Daniel C. Keaton, Donald E. Keaton and Page and Ms. Munnell reported as being beneficially owned by each such person in the beneficial ownership table. The address of all such executive officers and directors is c/o Wheeling-Pittsburgh Corporation, 1134 Market Street, Wheeling, West Virginia 26003.

STOCKHOLDER PROPOSALS

Based solely on information contained in Wheeling-Pitt’s proxy statement for the 2006 Annual Meeting, stockholders who intend to present proposals at the 2007 Annual Meeting, and who wish to have those proposals included in Wheeling-Pitt’s proxy statement for the 2006 Annual Meeting, must ensure that those proposals are received by the Corporate Secretary of the Company at 1134 Market Street, Wheeling, West Virginia 26003 on or before                         , 2006.

ADDITIONAL INFORMATION

Esmark is unaware of any other matters to be considered at the 2006 Annual Meeting. However, should other matters arise that Esmark is not aware of within a reasonable time before this solicitation is properly brought before the 2006 Annual Meeting, the persons named as a proxy on the enclosed WHITE proxy card will vote on such matters in their discretion.

Other materials filed by Esmark may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers that file electronically with the SEC may be obtained free of charge.

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE, PLEASE CALL:

Innisfree M&A Incorporated

501 Madison Avenue

New York, NY 10022

Toll Free: (888) 750-5834

Banks and Brokers call collect: (212) 750-5833

WE URGE YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES, ALBERT G. ADKINS, CRAIG T. BOUCHARD, JAMES P. BOUCHARD, CLARK BURRUS, C. FREDERICK FETTEROLF, JAMES V. KOCH, GEORGE MUÑOZ, JOSEPH PEDUZZI, AND JAMES A. TODD AND FOR THE OTHER PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Dated:                        , 2006

Sincerely,

ESMARK INCORPORATED

IMPORTANT

Your vote is very important! No matter how many shares of common stock you own, please give Esmark your proxy FOR the Election Proposal and other proposals described in this proxy statement by taking three steps:

•	SIGN the enclosed WHITE proxy card,

•	DATE the enclosed WHITE proxy card, and

•	MAIL the enclosed WHITE proxy card TODAY in the postage-paid envelope provided.

If any of your shares of common stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of common stock and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the proxy card representing your shares of common stock. Esmark urges you to confirm in writing your instructions to Esmark in care of Innisfree M&A Incorporated, at the address provided below so that Esmark will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or need assistance voting your shares of common stock, please contact:

Innisfree M&A Incorporated

501 Madison Avenue

New York, NY 10022

Toll Free: (888) 750-5834

Banks and Brokers call collect: (212) 750-5833

PRELIMINARY COPY

SUBJECT TO COMPLETION

DATED JULY 21, 2006

WHITE PROXY CARD

WHEELING-PITTSBURGH CORPORATION

2006 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF ESMARK INCORPORATED

PROXY

The undersigned stockholder of Wheeling-Pittsburgh Corporation, a Delaware corporation (the “Company”), on                              , 2006 (the “record date”), hereby appoints                          and                         , and each of them, each with full power of substitution, to act as proxies for the undersigned, and to vote all shares of the Company’s common stock, which the undersigned would be entitled to vote if personally present at the 2006 Annual Meeting of Stockholders of the Company to be held on                              , 2006, and at any and all postponements and adjournments thereof as indicated on this proxy.

ESMARK INCORPORATED STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF PROPOSALS NO. 1, NO. 2, NO. 3, and NO. 4.

Proposal No. 1—To elect a slate of nominees consisting of Albert G. Adkins, Craig T. Bouchard, James P. Bouchard, Clark Burrus, C. Frederick Fetterolf, James V. Koch, George Muñoz, Joseph Peduzzi, and James A. Todd, to the Wheeling-Pitt board to serve as directors of the Company for a term expiring at the 2007 Annual Meeting of Wheeling-Pitt stockholders.

FOR all Nominees ☐	WITHHOLD from all Nominees ☐	FOR ALL EXCEPT ☐

Instructions: To vote FOR all nominees, mark the box “FOR” with an “X.” To WITHHOLD your vote for all the nominees, mark the box “WITHHOLD” with an “X.” To WITHHOLD your vote for an individual nominee, mark the box “FOR ALL EXCEPT” and write the name of the nominee(s) for whom you wish to withhold your vote on the following line.

Proposal No. 2—To adopt a resolution amending the Company’s Amended and Restated By-Laws to fix the number of directors at eleven.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 3—To adopt a resolution removing directors other than Albert G. Adkins, Craig T. Bouchard, James P. Bouchard, Clark Burrus, C. Frederick Fetterolf, James V. Koch, George Muñoz, Joseph Peduzzi, James A. Todd, James L. Bowen and Lynn R. Williams (or substitute nominees of Esmark Incorporated’s affiliate or substitute designees of the United Steel Workers of America elected as directors at the 2006 Annual Meeting of Stockholders of the Company).

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 4—To adopt a resolution to repeal any provision of, or amendments to, the Company’s Amended and Restated By-Laws unilaterally adopted by the board of directors after August 8, 2003 and before any of the Nominees joins the board of directors, if elected.

FOR ☐	AGAINST ☐	ABSTAIN ☐

IN THEIR DISCRETION, THE PROXIES APPOINTED HEREUNDER ARE AUTHORIZED TO VOTE UPON ANY OTHER BUSINESS THAT PROPERLY COMES BEFORE THE MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

Dated:

Signature:

Signature (if held jointly):

Title or Authority:

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The WHITE proxy card votes all shares in all capacities.

PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

If you have any questions or need assistance in voting your shares, please contact Innisfree M&A Incorporated toll-free at (888) 750-5834 or if you are a bank or broker, please call collect at (212) 750-5833.